EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Cash Dividend

SHANGHAI, China, Dec. 21, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) (the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced that its board of directors declared a one-time cash dividend of US$0.17 per ordinary share, or US$0.68 per American Depositary Share ("ADS”). Holders of the Company's ordinary shares at 5:00 p.m. on December 31, 2015 (China Beijing Time) and holders of the Company’s ADS at the close of business on December 30, 2015 (U.S. New York Time) (the "Record Dates") will be entitled to receive the cash dividend. Citibank, N.A., depositary bank for the Company’s ADS program (the “ADS Depositary”), expects to pay out dividends to ADS holders on or around February 4, 2016. Dividends to be paid to the Company’s ADS holders through the ADS Depositary will be subject to the terms of the deposit agreement by and among the Company and the ADS Depositary, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

The total amount of cash to be distributed for the special dividend is expected to be approximately US$43 million.

As of September 30, 2015, the Company had US$126 million in cash and cash equivalents.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Ida Yu
Sr. Manager, Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com